UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CHINA METRO-RURAL HOLDINGS LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G3163G104

(CUSIP Number)

Kind United Holdings Limited

Kindfar International Limited

Zagat International Limited

Willis Plus Limited

Cheng Chung Hing, Ricky

Leung Moon Lam

c/o China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(852) 2111-3815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Kind United Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,338,104 (See note 1)
	8.	SHARED VOTING POWER 37,338,104 (See note 1)
	9.	SOLE DISPOSITIVE POWER 37,338,104 (See note 1)
	10.	SHARED DISPOSITIVE POWER 37,338,104 (See note 1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104 (See note 1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (See note 2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Kind United Holdings Limited, a British Virgin Islands limited liability company (“Kind United”), holds directly 37,338,104 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of China Metro-Rural Holdings Limited, a British Virgin Islands limited liability company (the “Issuer”). Mr. Cheng Chung Hing, Ricky (“Ricky”) owns approximately 50.1% of Kindfar International Limited, a British Virgin Islands limited liability company (“Kindfar”), which holds approximately 72.3% of the outstanding shares of Kind United. Mr. Leung Moon Lam (“Mr. Leung”) and Ricky respectively own approximately 61.2% and approximately 16.7% of Zagat International Limited, a British Virgin Islands limited liability company (“Zagat”), which holds the balance of approximately 27.7% of the outstanding shares of Kind United. As a result, Kindfar, Zagat, Ricky and Mr. Leung may be deemed to be the beneficial owners, and to share in the voting and dispositive power, of the 37,338,104 Ordinary Shares of the Issuer held by Kind United.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Willis Plus Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 61,499,028 (See note 1)
	8.	SHARED VOTING POWER 61,499,028 (See note 1)
	9.	SOLE DISPOSITIVE POWER 61,499,028 (See note 1)
	10.	SHARED DISPOSITIVE POWER 61,499,028 (See note 1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,499,028 (See note 1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5% (See note 2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Willis Plus Limited, a British Virgin Islands limited liability company (“Willis Plus”) holds $60 million principal amount 14% convertible bonds due 2017 (the “2017 Bonds”) issued by the Issuer which may be converted into approximately 55,499,028 Ordinary Shares. Willis Plus also holds warrants which may be exercised for the purchase of 6,000,000 Ordinary Shares of the Issuer (the “Warrants”). Both the 2017 Bonds and Warrants may be converted or exercised, as applicable, any time after August 15, 2013. Ricky owns 100% of Willis Plus. As a result, Ricky may be deemed to be the beneficial owner, and to share in the voting and dispositive power, of 61,499,028 Ordinary Shares of the Issuer that may be held by Willis Plus after taking into account the conversion of the 2017 Bonds into Ordinary Shares and the exercise of the Warrants to purchase Ordinary Shares.
(2)	Percentage of class calculated based on an aggregate of 135,042,810 Ordinary Shares consisting of (i) 73,543,782 Ordinary Shares of the Issuer issued and outstanding, and (ii) approximately 61,499,028 Ordinary Shares issuable upon the conversion of the 2017 Bonds and exercise of the Warrants held by Willis Plus at any time after August 15, 2013.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Cheng Chung Hing, Ricky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,282,783 (See note 1)
	8.	SHARED VOTING POWER 98,837,132 (See note 2)
	9.	SOLE DISPOSITIVE POWER 17,282,783 (See note 1)
	10.	SHARED DISPOSITIVE POWER 98,837,132 (See note 2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,119,915 (See notes 1 and 2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2% (See note 3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Pursuant to the Share Purchase and Sale Agreement entered into between Kudos Limited (the “Seller”) and Ricky dated December 4, 2013, the Seller agreed to sell 5,744,323 Ordinary Shares to Ricky. In addition, Ricky subscribed to a convertible bond US$5 million 10% and a convertible bond US$10 million 10% from the Issuer on December 20, 2013 and March 20, 2014, respectively, (collectively the “2016 Bonds”). The 2016 Bonds will be due on December 19, 2016 and are convertible at any time after the issue date into 11,538,460 Ordinary Shares. As a result, Ricky may be deemed the beneficial owner of 17,282,783 Ordinary Shares of the Issuer.
(2)	Kind United holds directly 37,338,104 Ordinary Shares. Ricky owns approximately 50.1% of Kindfar which holds approximately 72.3% of the outstanding shares of Kind United, and owns approximately 16.7% of Zagat which holds the balance of approximately 27.7% of the outstanding shares of Kind United. Ricky also owns 100% of Willis Plus which may be deemed to beneficially own 61,499,028 Ordinary Shares. As a result, Ricky may be deemed to be the beneficial owner, and to share in the voting and dispositive power, of the 98,837,132 Ordinary Shares of the Issuer deemed to be held by Kind United, Kindfar, Zagat and Willis Plus.
(3)	Percentage of class calculated based on an aggregate of 146,581,270 Ordinary Shares consisting of (i) 73,543,782 Ordinary Shares of the Issuer issued and outstanding (ii) approximately 61,499,028 Ordinary Shares issuable upon the conversion of the 2017 Bonds and exercise of the Warrants held by Willis Plus at any time after August 15, 2013, and (iii) approximately 11,538,460 Ordinary Shares issuable upon the conversion of the 2016 Bonds at any time after the issue date of the 2016 Bonds.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Leung Moon Lam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 37,338,104 (See note 1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 37,338,104 (See note 1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104 (See note 1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (See note 2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Kind United holds directly 37,338,104 Ordinary Shares. Mr. Leung owns approximately 61.2% of Zagat that holds approximately 27.7% of the outstanding shares of Kind United and is a director of Kind United. As a result, Mr. Leung may be deemed to be the beneficial owner, and to share in the voting and dispositive power, of 37,338,104 Ordinary Shares to be held by Kind United.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Kindfar International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 37,338,104 (See note 1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 37,338,104 (See note 1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104 (See note 1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Kind United holds directly 37,338,104 Ordinary Shares. Kindfar holds approximately 72.3% of the outstanding shares of Kind United and, in turn, Ricky, owns approximately 50.1% of Kindfar. As a result, Kindfar may be deemed to be the beneficial owner, and to share in the voting and dispositive power, of 37,338,104 Ordinary Shares of the Issuer.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

SC 13D/A

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS Zagat International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 37,338,104 (See note 1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 37,338,104 (See note 1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104 (See note 1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Kind United holds directly 37,338,104 Ordinary Shares. Zagat holds approximately 27.7% of the outstanding shares of Kind United and, in turn, Mr. Leung and Ricky, respectively, own approximately 61.2% and approximately 16.7% of Zagat. As a result, Zagat may be deemed to be the beneficial owner, and to share in the voting and dispositive power, of 37,338,104 Ordinary Shares to be held by Kind United.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding.

SC 13D/A

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (the “Amendment”), relating to ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of China Metro-Rural Holdings Limited, a British Virgin Islands limited liability company (the “Issuer”), amends and restates the Schedule 13D originally filed on March 24, 2010 that was further amended:

•	By Amendment No. 1 filed on August 4, 2011,

•	By Amendment No. 2 filed on August 16, 2011,

•	By Amendment No. 3 filed on August 15, 2012,

•	By Amendment No. 4 filed on December 4, 2013,

•	By Amendment No. 5 filed on March 20, 2014, and

•	By Amendment No. 6 filed on November 3, 2014.

Pursuant to Rule 13d-1(k)(1), this Amendment is being filed jointly by the following as separate persons and not as members of a group:

•	Kind United Holdings Limited, a British Virgin Islands limited liability company (“Kind United”),

•	Willis Plus Limited, a British Virgin Islands limited liability company (“Willis Plus”),

•	Mr. Cheng Chung Hing, Ricky, a Hong Kong permanent resident (“Ricky”),

•	Mr. Leung Moon Lam, a Hong Kong permanent resident (“Mr. Leung”),

•	Kindfar International Limited, a British Virgin Islands limited liability company (“Kindfar”), and

•	Zagat International Limited, a British Virgin Islands limited liability company (“Zagat”).

All of the foregoing hereinafter are referred to collectively as the “Reporting Persons.”

ITEM 1.	Security and Issuer.

The securities to which this Amendment relates are Ordinary Shares of the Issuer. The principal executive office of the Issuer is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Amendment is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k)(1) as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Kind United Holdings Limited

Kind United is a British Virgin Islands limited liability company whose principal business is to hold Ordinary Shares of the Issuer. The principal business address of Kind United is Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Information relating to the directors and executive officers of Kind United is set forth on Schedule A hereto which is incorporated herein by reference.

SC 13D/A

Willis Plus Limited

Willis Plus is a British Virgin Islands limited liability company whose principal business is to hold the 2017 Bonds and the Warrants. The principal business address of Willis Plus is Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Information relating to the directors and executive officers of Willis Plus is set forth on Schedule A hereto which is incorporated herein by reference.

Mr. Cheng Chung Hing, Ricky

Ricky’s principal occupation is serving as a shareholder of the Issuer. Ricky served as Chairman of the board of directors of the Issuer from July 24, 2009 until August 25, 2011. He also served as Chief Executive Officer of the Issuer from July 24, 2009 until March 22, 2010 and as President of the Issuer from July 24, 2009 until June 1, 2011. He remained as one of the directors of the Issuer since March 22, 2010 until his resignation effective on December 5, 2013. The principal business address of Ricky is Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Ricky is a Hong Kong permanent resident, a member of the board of directors of Kind United and owns approximately 50.1% of Kindfar which holds approximately 72.3% of the outstanding shares of Kind United. In addition, he owns approximately 16.7% of Zagat which holds the balance of approximately 27.7% of the outstanding shares of Kind United.

Mr. Leung Moon Lam

Mr. Leung’s principal occupation is Co-founder and Executive Director of China South City Holdings Limited. The principal business address of Mr. Leung Moon Lam is Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Mr. Leung is a Hong Kong permanent resident, a director of Kind United and owns approximately 61.2% of Zagat which holds approximately 27.7% of the outstanding shares of Kind United.

Kindfar International Limited

Kindfar is a British Virgin Islands limited liability company whose principal business is to hold ordinary shares of the Kind United. The principal business address of Kindfar is Suite 2208, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Information relating to the directors and executive officers of Kindfar is set forth on Schedule A hereto which is incorporated herein by reference.

Zagat International Limited

Zagat is a British Virgin Islands limited liability company whose principal business is to hold ordinary shares of the Kind United. The principal business address of Zagat is 9/F, No. 28, Hung To Road, Kwun Tong, Hong Kong. Information relating to the directors and executive officers of Zagat is set forth on Schedule A hereto which is incorporated herein by reference.

(d) and (e). No Reporting Person nor, to the best knowledge of each Reporting Person, any of the persons identified in Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SC 13D/A

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure under Item 4 is incorporated herein by reference. As discussed below, pursuant to the Merger Agreement, each Ordinary Share will be converted into the right to receive the Merger Consideration other than Exchange Shares, Excluded Shares and Dissenting Shares. The approximate aggregate Merger Consideration is US$4,180,610.35 that will be funded by cash on hand of the Issuer.

ITEM 4.	Purpose of Transaction.

On June 8, 2016, an Agreement and Plan of Merger (the “Merger Agreement”) was signed by and among the Issuer, China Metro-Rural Investment Limited, a British Virgin Islands limited liability company (“Investment”), CMR Merger Sub Limited, a British Virgin Islands limited liability company (“Merger Sub”). Merger Sub is a wholly-owned subsidiary of Investment which, in turn, is a wholly-owned subsidiary of the Issuer.

Under the Merger Agreement, each outstanding Ordinary Share will be converted into the right to receive US$1.03 in cash, without interest (the “Merger Consideration”), other than:

•	Ordinary Shares held by certain persons specified in the Merger Agreement (“Exchange Shares”),

•	Ordinary Shares held by the Issuer or any of its subsidiaries (“Excluded Shares”), and

•	Ordinary Shares held by the Issuer’s shareholders who perfect dissenters’ rights under the BVI Business Companies Act (“Dissenting Shares”).

In addition, holders of outstanding Exchange Shares will receive one fully paid and non-assessable ordinary share of Investment for each Exchange Share, and holders of outstanding preferred shares, par value US$0.001 per share (“Preferred Shares”), of the Issuer will receive 31.91225 fully paid and non-assessable ordinary shares of Investment for each Preferred Share. Each Excluded Share will be cancelled at the effective time of the Merger (defined hereinafter).

In connection with the Merger Agreement, the Issuer, Ricky, Leung, Kind United, Kindfar, Zagat, Mr. Cheng Tai Po, the brother of Ricky (“Mr. Cheng”), and Cafoong Limited, a British Virgin Islands limited liability company (“Cafoong”), filed a Transaction Statement on Schedule 13E-3 on June 8, 2016 (the “Schedule 13E-3”) to engage in a Rule 13e-3 transaction. The Schedule 13E-3 includes an Information Statement that further describes the Rule 13e-3 transaction.

No sooner than 20 calendar days after the Information Statement is first sent or mailed to the Issuer’s shareholders, Kind United and Cafoong, together the “Majority Shareholder,” will take action by written consent approving the Merger Agreement and the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving company (the “Merger”). Upon completion of the Merger, Investment will own 100% of the equity interests of the Issuer and the Issuer will have no other shareholders.

As of May 1, 2016, the Majority Shareholder is the beneficial owner of approximately 52.8% of the total combined voting power of the Issuer consisting of 37,338,104 Ordinary Shares, or approximately 50.1% of the Ordinary Shares, and 100,000 Preferred Shares, or 100% of the Preferred Shares.

SC 13D/A

As noted, the result of the Merger will be that:

•	The holders of Ordinary Shares, other than holders of Exchange, Excluded and Dissenting Shares, will be cashed out at the Merger Consideration,

•	The Ordinary Shares will not be listed on the NYSE MKT and no trading market will exist for these shares,

•	The Issuer will have no unaffiliated security holders or public shareholders,

•	The Issuer will be eligible to terminate, and intends to terminate, its Exchange Act reporting obligations,

•	The Memorandum and Articles of Association of Merger Sub will become the Memorandum and Articles of Association of the Issuer subject to certain exceptions, and

•	Investment will become the sole shareholder and member of record of the Issuer.

In connection with the Merger, Ricky and the Issuer entered into a Written Consent and Waiver dated June 7, 2016 (the “2016 Bonds Consent”) with respect to US$5,000,000 and US$10,000,000 10% convertible bonds due 2016. Under the 2016 Bonds Consent, among other things, Ricky approved the Merger and Merger Agreement and the delisting of the Ordinary Shares from the NYSE MKT and waived rights for further listing of securities issued upon conversion of the 2016 Bonds. Further, Investment assumed certain obligations of the Issuer with respect to shares to be issued upon conversion of the 2016 Bonds. The Issuer, as the surviving company of the Merger, is still responsible for the performance of all obligations under the 2016 Bonds, including payment thereof.

Further, in connection with the Merger, Willis Plus and the Issuer entered into a Written Consent of the Majority Bondholder dated June 7, 2016 (the “2017 Bonds Consent”) with respect to the 2017 Bonds and a Written Consent and Waiver dated June 7, 2016 (the “Warrants Consent”) with respect to the Warrants. Under the 2017 Bonds Consent and Warrants Consent, among other things, Willis Plus approved the Merger and Merger Agreement and the delisting of the Ordinary Shares from the NYSE MKT and waived rights to further listing of securities issued upon conversion of the 2017 Bonds or exercise of the Warrants.

In connection with the 2017 Bonds and the Warrants, Willis Plus issued US$60,000,000 14 per cent. guaranteed secured convertible bonds due 2017 (the “PAG Bonds”) to PA Universal Opportunity VII Limited, a British Virgin Islands limited liability company (“PA Universal”), that were subsequently purchased by Ricky. In connection with the PAG Bonds, a certain Deed of Undertakings and Negative Pledge (“Deed of Undertakings”) was entered into among Willis Plus, Ricky, Mr. Leung and PA Universal that was subsequently assigned to Ricky when he purchased the PAG Bonds. Willis Plus and Ricky entered into a Written Consent and Waiver dated June 7, 2016 (the “PAG Bonds Consent”) with respect to the Deed of Undertakings. Under the PAG Bonds Consent, Ricky agreed to certain terms, among other things, including waiving certain undertakings regarding delisting the Ordinary Shares, consenting to the Merger and delisting, and approving of the delisting. Further, Ricky as the majority bondholder of the PAG Bonds took further action by written consent to approve the Merger and delisting among other actions (the “Majority Bondholder Consent”).

The 2016 Bonds Consent, 2017 Bonds Consent, Warrants Consent, PAG Bonds Consent and Majority Bondholder Consent are filed as exhibits to the Schedule 13E-3 and incorporated into this Amendment as exhibits 15 to 19 and are further incorporated into this Item 4 by reference. The foregoing description of these agreements is qualified in its entirety to the complete agreements filed as exhibits to the Schedule 13E-3.

ITEM 5.	Interest in Securities of the Issuer.

(a)	Kind United beneficially owns 37,338,104 Ordinary Shares, representing approximately 50.8% of the Ordinary Shares.

SC 13D/A

Willis Plus holds the 2017 Bonds and the Warrants both of which may be converted or exercised, as applicable, after August 15, 2013 into approximately 55,499,028 Ordinary Shares and 6,000,000 Ordinary Shares, respectively, representing approximately 45.5% of the Ordinary Shares.

Ricky is a member of the board of directors of Kind United and owns approximately 50.1% of Kindfar which holds approximately 72.3% of the outstanding shares of Kind United and owns approximately 16.7% of Zagat which holds the balance of approximately 27.7% of the outstanding shares of Kind United. Ricky owns 100% of Willis Plus. As a result, Ricky may be deemed to be the beneficial owner of 98,837,132 Ordinary Shares held by Kind United and Willis Plus. In addition, Ricky owns 5,744,323 Ordinary Shares after buying shares from Kudos Limited in December 2013. Further, Ricky subscribed to the 2016 Bonds that are convertible at any time into 11,538,460 Ordinary Shares. Collectively, Ricky may be deemed to have beneficial ownership of 116,119,915 Ordinary Shares, representing approximately 79.2% of the Ordinary Shares.

Mr. Leung is a member of the board of directors of Kind United and owns approximately 61.2% of Zagat which holds approximately 27.7% of the outstanding shares of Kind United. As a result, Mr. Leung may be deemed to be the beneficial owner of 37,338,104 Ordinary Shares representing approximately 50.8% of the Ordinary Shares.

Kindfar and Zagat, respectively, own approximately 72.3% and approximately 27.7% of the equity interests of Kind United and, therefore, may be deemed each to beneficially own 37,338,104 Ordinary Shares, representing approximately 50.8% of the Ordinary Shares.

(b)	Kind United:

(1)	Sole Voting Power: 37,338,104

(2)	Shared Voting Power: 37,338,104

(3)	Sole Dispositive Power: 37,338,104

(4)	Shared Dispositive Power: 37,338,104

Willis Plus:

(1)	Sole Voting Power: 61,499,028

(2)	Shared Voting Power: 61,499,028

(3)	Sole Dispositive Power: 61,499,028

(4)	Shared Dispositive Power: 61,499,028

Ricky:

(1)	Sole Voting Power: 17,282,783

(2)	Shared Voting Power: 98,837,132

SC 13D/A

(3)	Sole Dispositive Power: 17,282,783

(4)	Shared Dispositive Power: 98,837,132

Mr. Leung:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 37,338,104

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 37,338,104

Kindfar:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 37,338,104

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 37,338,104

Zagat:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 37,338,104

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 37,338,104

(c)	None.

(d)	None.

(e)	Not applicable.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares deemed to be beneficially owned by them, except to the extent of its pecuniary interest therein.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The disclosure under Items 3 and 4 above is incorporated herein by reference.

SC 13D/A

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement dated June 8, 2016 among Kind United, Willis Plus, Ricky, Mr. Leung, Kindfar and Zagat

Exhibit 2	Subscription Agreement for the 2017 Bonds dated July 24, 2012 (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 3	Form of Terms and Conditions relating to the 2017 Bonds (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 4	Form of Warrant Instrument (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 5	Form of Registration Rights Agreement (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 6	Definitive Form of Subsidiary Guarantee (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 7	Subscription and Investor Rights Agreement relating to the PAG Bonds, dated July 24, 2012 (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 8	Deed of Undertakings and Negative Pledge Agreement, dated July 24, 2012 (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 9	Form of Terms and Conditions relating to the PAG Bonds (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 10	Form of Guarantee relating to the PAG Bonds (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 11	Share Purchase and Sale Agreement entered between Kudos Limited, a British Virgin Islands limited liability company, and Ricky dated December 4, 2013 (incorporated by reference to the Reporting Person’s Schedule 13D/A filed with the SEC on December 4, 2013)

Exhibit 12	Bond Certificate with Terms and Conditions, US$5 million 10% Convertible Bond Due 2016 dated December 20, 2013 (incorporated by reference to the Reporting Person’s Schedule 13D/A filed with the SEC on March 25, 2014)

Exhibit 13	Bond Certificate with Terms and Conditions, US$10 million 10% Convertible Bond Due 2016 dated March 20, 2014 (incorporated by reference to the Reporting Person’s Schedule 13D/A filed with the SEC on March 25, 2014)

Exhibit 14	Agreement and Plan of Merger dated June 8, 2016 by and among the Issuer, China Metro-Rural Investment Limited and CMR Merger Sub Limited (incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the SEC on June 8, 2016)

Exhibit 15	Written Consent and Waiver dated June 7, 2016 between Ricky and the Issuer with respect to US$5 million and US$10 million 10% Convertible Bonds Due 2016 (incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the SEC on June 8, 2016)

SC 13D/A

Exhibit 16	Action by Written Consent of the Majority Bondholders dated June 7, 2016 between Willis Plus and the Issuer with respect to the 2017 Bonds (incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the SEC on June 8, 2016)

Exhibit 17	Written Consent and Waiver dated June 7, 2016 between Willis Plus and the Issuer with respect to the Warrants (incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the SEC on June 8, 2016)

Exhibit 18	Written Consent and Waiver dated June 7, 2016 between Willis Plus and Ricky with respect to the Deed of Undertakings and Negative Pledge Agreement (incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the SEC on June 8, 2016)

Exhibit 19	Action by Written Consent of the Majority Bondholders dated June 7, 2016 between Ricky and Willis Plus with respect to the PAG Bonds (incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the SEC on June 8, 2016)

SC 13D/A

SCHEDULE A

Listed below are the names, citizenship and present principal occupation or employment of the directors of Kind United Holdings Limited, which has no officers. The principal address of Kind United Holdings Limited disclosed in Item 2 above is incorporated into this Schedule A with respect to such persons.

Name	Position	Citizenship	Other Principal Occupation or Employment
Ricky	Director	Hong Kong permanent resident	Director of China Metro-Rural Limited and Director of China Metro-Rural Exchange Limited; Co-Founder, Co-Chairman and Executive Director of China South City Holdings Limited

Mr. Leung	Director	Hong Kong permanent resident	Co-Founder and Executive Director of China South City Holdings Limited

Listed below are the names, citizenship and present principal occupation or employment of the director of Kindfar International Limited, which has no officers. The principal address of Kindfar International Limited disclosed in Item 2 above is incorporated into this Schedule A with respect to such persons.

Name	Position	Citizenship	Other Principal Occupation or Employment
Ricky	Director	Hong Kong permanent resident	See information provided above

Listed below are the names, citizenship and present principal occupation or employment of the directors of Zagat International Limited, which has no officers. The principal address of Zagat International Limited disclosed in Item 2 above is incorporated into this Schedule A with respect to such persons.

Name	Position	Citizenship	Other Principal Occupation or Employment
Mr. Leung	Director	Hong Kong permanent resident	See information provided above

Name	Position	Citizenship	Other Principal Occupation or Employment
Mr. XU Yang	Director	Chinese	Merchant

Mr. LI De Fan	Director	Chinese	Merchant

Mr. WANG Ai Jun	Director	Chinese	Merchant primarily with De Ba Chuang Ye Limited

Mr. YUNG Chun Keung	Director	Chinese	Merchant primarily with Keung Shing Plastic Limited

Mr. HUANG Yan Jun	Director	Chinese	Merchant

SC 13D/A

Listed below are the names, citizenship and present principal occupation or employment of the director of Willis Plus Limited, which has no officers. The principal address of Willis Plus Limited disclosed in Item 2 above is incorporated into this Schedule A with respect to such persons.

Name	Position	Citizenship	Other Principal Occupation or Employment
Ricky	Director	Hong Kong permanent resident	See information provided above

SC 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIND UNITED HOLDINGS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

Date:	June 8, 2016

KINDFAR INTERNATIONAL LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

Date:	June 8, 2016

ZAGAT INTERNATIONAL LIMITED

By:	/s/ Leung Moon Lam
Name:	Leung Moon Lam
Title:	Director

Date:	June 8, 2016

WILLIS PLUS LIMITED

By:	/s/ Cheng Chung Hing, Ricky
Name:	Cheng Chung Hing, Ricky
Title:	Director

Date:	June 8, 2016

SC 13D/A

CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky

Date:	June 8, 2016

LEUNG MOON LAM

/s/ Leung Moon Lam

Date:	June 8, 2016